Exhibit (a)(5)(O)

MILBERG LLP

DAVID E. AZAR (SBN 218319)

dazar@milberg.com

300 South Grand, Suite 3900

Los Angeles, California 90071

Tel:	(213) 617-1200
Fax:	(213) 617-1975

MILBERG LLP

KENT A. BRONSON

JESSICA J. SLEATER

kbronson@milberg.com

jsleater@milberg.com

One Pennsylvania Plaza, 49th Floor

New York, New York 10119

Tel:	(212) 594-5300
Fax:	(212) 868-1229

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

JASON GERBER, Individually and on Behalf	)	Case No.
of All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
)
vs.	)	AMENDED COMPLAINT FOR BREACHES
	)	OF FIDUCIARY DUTY AND VIOLATIONS
SANTARUS, INC., DAVID F. HALE,	)	OF STATE LAW
GERALD T. PROEHL, DANIEL D.	)
BURGESS, MICHAEL G. CARTER,	)
ALESSANDRO E. DELLA CHA, MICHAEL	)
E HERMAN, TED W. LOVE, KENT	)
SNYDER, SALIX PHARMACEUTICALS,	)
LTD., SALIX PHARMACEUTICALS, INC.,	)
and WILLOW ACQUISITION SUB	)
CORPORATION,	)
)
Defendants.	)

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff Jason Gerber (“Plaintiff”), on behalf of the holders of Santarus, Inc. (“Santarus” or the “Company”) common stock against Santarus, the members of its Board of Directors (the “Board”), Salix Pharmaceuticals Ltd. (“Salix”), Salix Pharmaceuticals, Inc., and Willow Acquisition Sub Corp (“Willow”), a wholly owned subsidiary of Salix Pharmaceuticals Ltd. (collectively referred to herein as the “Defendants”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of Santarus by Salix through an unfair process and at an unfair price (the “Proposed Acquisition”).

2. Based in San Diego, California, Santarus is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. On November 7, 2013, Santarus and Salix jointly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) under which Salix will acquire the Company. Salix commenced the tender offer on December 3, 2013 to acquire all of the outstanding shares of the Company’s common stock for just $32.00 per share in cash, an aggregate value of about $2.6 billion (the “Tender Offer”). Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will likely close December 31, 2013 or in the first quarter of next year. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Salix and Santarus have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger—to cash out any shareholders who do not tender—without so much as a shareholder vote. Upon completion of the transaction, Santarus will become an indirect wholly-owned subsidiary of Salix Pharmaceuticals, Ltd.

3. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Santarus to Salix on terms preferential to Defendants and other Santarus insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, who

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

will benefit from such perks as the acceleration of their unvested options. Defendant Chief Executive Officer (“CEO”) Gerald T. Proehl (“Proehl”) will reap about $70 million in accelerated vesting of his share options alone. Despite forming a special committee of the Board to eliminate conflicts of the directors and management, the full Board and management continued to be involved in the negotiations with Salix every step of the way. Furthermore, not until after virtually securing a deal with Salix after on and off communications going back three years, did the Board and its advisors contact additional third parties in an illusory market check of the Company’s value. The illusion of the market check is especially evident by the fact that only one third party entered a confidentiality agreement with Santarus and sought any diligence, and this was after the Board had already agreed to move forward with the Salix offer. In fact, only days after signing the confidentiality agreement with this third party, Santarus and Salix announced the Proposed Acquisition.

4. Furthermore, an affiliate of Salix’s financial advisor underwrote the agreement between the Company and Cosmo Technologies Ltd. (“Cosmo”), one of the Company’s largest shareholders, in May 2013. It is unclear if Salix by virtue of its financial advisor was therefore in possession of confidential information about the Company and its relationship with Cosmo, but this raises many questions as to whether the Proposed Acquisition was the result of truly arms-length negotiations. Also because of its negotiations with Salix, the Board declined to enter another potential transaction by the Company after being advised by another outside financial advisor. Additionally, some of its other product agreements, in particular the licensing agreement with Cosmo, were negatively impacted, and Cosmo who is represented on the Board by Defendant Alessandro E. Della Cha (“Della Cha”), will receive rights to the Company’s products as a result of the Proposed Acquisition. Thus, even before the announcement of the Proposed Acquisition, the Board was making decisions that decreased shareholder value.

5. The Board and Company management currently own about 12% of the outstanding shares of Santarus and have agreed to tender their shares in support of the Proposed Acquisition and, if applicable, vote their shares against certain matters, including third party proposals to

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

acquire Santarus. They will receive about $312 million as a result of the Proposed Acquisition. In addition, pursuant to the Proposed Acquisition, the Company’s top executives will likely benefit from change in control, receive severance payments if they are terminated after the deal is consummated, and/or retain their lucrative positions. These conflicting interests led the Board members and the Company’s executives to run a process that served their own financial interests and those of Salix and its affiliates, rather than those of Santarus’ public shareholders.

6. As a result of this conflicted and flawed process, the Proposed Acquisition price of $32.00 per share drastically undervalues the Company’s prospects. Santarus’ stock has traded near that at $28.10 per share on August 7, 2013, and the Company has reported strong expected earnings growth over the next 5 years.

7. The Company’s positive growth prospects are confirmed by its fiscal third quarter in results that were announced at the same time as the Proposed Acquisition and were well above analysts’ estimates. The results included: total revenue growth of 81% to $98.8 million, compared to 54.7% million for the same quarter in 2012; net income growth of 236% to $30.3 million, compared to $9.0 million for the same quarter 2012; and cash, cash equivalents, and short-term investments growth of 78% to $168.7 million as of September 30, 2013, compared with $94.7 million as of December 31, 2012.

8. To protect against the threat of alternate bidders out-bidding Salix after the merger announcement, particularly detrimental here since a true sales process and market check was not performed, Defendants implemented preclusive deal protection devices to safeguard against Salix losing its preferred position. These deal protection devices effectively preclude any competing bids for Santarus, and include: (i) a “no-solicitation” or “no-shop” provision; (ii) an illusory “fiduciary out” for the no-shop provision; (iii) an “information rights” provision; (iv) a “matching rights” provision; and (v) an $80 million dollar termination and expense fee provision. Thus, the Board compounded its breaches by, inter alia, agreeing to these unreasonable deal protection devices that preclude other bidders from making a successful competing offer for the Company.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

9. On December 3, 2013, Santarus filed its Form Schedule 14D-9 Recommendation Statement (“14D9”) and Salix filed the Tender Offer Statement on Schedule TO (“Schedule TO”) commencing the Tender Offer for the Proposed Acquisition of Santarus scheduled to close by December 31, 2013. The 14D-9, however, suffers from the absence of material information necessary for shareholders to make an informed decision as to whether to tender their shares in connection with the Proposed Acquisition.

10. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, Defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition, and intend to effect a short form merger, cashing out non-tendering shareholders without a shareholder vote. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

11. This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, art. VI, §10, because this case is a cause not given by statute to other trial courts.

12. This Court has jurisdiction over Santarus because Santarus is a citizen of California and Delaware and has its principal place of business in this County at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. It is incorporated in Delaware. This action is not removable.

13. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

THE PARTIES

14. Plaintiff Jason Gerber is, and at all times relevant hereto was, a shareholder of Santarus. Plaintiff resides, and at all relevant times did reside, in Chicago, Illinois.

15. Defendant Santarus, headquartered in San Diego, California, is a Delaware corporation. Defendant Santarus is sued herein as an aider and abetter.

16. Defendant Salix, headquartered in Raleigh, North Carolina, is a Delaware corporation. Defendant Salix is sued herein as an aider and abetter.

17. Defendant Salix Pharmaceuticals, Inc. is a California corporation and a wholly-owned subsidiary of Salix. Defendant Salix Pharmaceuticals, Inc. is sued herein as an aider and abetter.

18. Defendant Willow is a wholly-owned subsidiary of Salix and is a Delaware corporation. Defendant Willow is sued herein as an aider and abetter.

19. Defendant David F. Hale (“Hale”) is and has been Santarus’ Chairman since February 2004 and a member of the Board since June 2000. Hale previously served as Chairman, President and Chief Executive Officer of Gensia Inc., which became Gensia Sicor Inc. and then Sicor, Inc., and is now a subisidary of Teva Pharmaceuticals, Inc. based in Irvine, California. Hale owns 18,000 Company shares according to a SEC filing on December 12, 2012. Hale has extensive ties to California and the San Diego area, having served as Chairman of San Diego-based pharmaceutical company Somaxon, Inc. until its acquisition in 2013, and currently serving as Chairman of privately-held companies Colorescience, Inc. (headquartered in Carlsbad, California), Ridge Diagnostics (headquartered in La Jolla, California), Crisi Medical Systems, Inc. (headquartered in San Diego, California), Intrepid Therapeutics, Inc. (headquartered in San Diego, California), Agility Clinical (headquartered in Carlsbad, California), Advantar Laboratories, Inc., (headquartered in San Diego, California), and Katama Pharmaceuticals, Inc. (headquartered in San Diego, California). Hale is also affiliated with the San Diego Economic Development Corporation and the Rady Childrens Hospital of San Diego. Upon information and belief, Hale is a resident of California.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

20. Defendant Proehl is and has been President and Chief Executive Officer and a member of the Board since January 2002 and previously served as President and Chief Operating Officer. Proehl joined Santarus in 1999 as Vice President of Marketing and Business Development. Proehl holds an estimated 74,137 shares according to a May 15, 2013 SEC filing. Upon information and belief, Proehl is a California resident.

21. Defendant Daniel D. Burgess (“Burgess”) is and has been a member of the Board since July 2004. Like Defendant Hale, Burgess also spent ten years with Gensia Sicor, Inc. where he held a variety of executive level positions with responsibility over finance for the company as well as a number of different operating units. Burgess is a founder and the President and CEO of Rempex Pharmaceuticals, Inc., a privately held company based in San Diego, California, and is a director of Genoa Pharmaceuticals, which is also based in San Diego, California. Upon information and belief, Burgess is a resident of California.

22. Defendant Michael G. Carter (“Carter”) is and has been a member of the Board since January 2004. Carter has also been a venture partner at S.V. Life Sciences Advisers LLP, a health care investment entity with offices in San Francisco, California, since 1998.

23. Defendant Della Cha is and has been a member of the Board since April 2012 representing Cosmo. Della Cha is an Italian attorney and the former senior partner and managing director of Studio Legale Edoardo Ricci e Associati, a commercial law boutique in Milan. He is a member of the board of directors of Cosmo Pharmaceuticals, which has a major license agreement with Santarus, and is also Cosmo’s outside legal counsel. In connection with the Proposed Acquisition, Santarus and Cosmo announced certain modifications to the License Agreement including the return of the rights to Rifamycin SV MMX to Cosmo.

24. Defendant Michael E. Herman (“Herman”) is and has been a member of the Board since September 2003. Herman is also a director and Chairman of the Compensation Committee of Senomyx, Inc., a San Diego, California-based pharmaceutical company. Mr. Herman has previously served as President of the Kansas City Royals Baseball Club.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

25. Defendant Ted W. Love (“Love”) is and has been a member of the Board since March 2005. Love holds 335,500 shares according to an October 15, 2013 SEC filing. Love is a director of KaloBios Pharmaceuticals, Inc. (based in San Francisco, California), and previously served in high-level positions at California pharmaceutical companies Genentech, Inc., Onyx Pharmaceuticals and Nuvelo, Inc.

26. Defendant Kent Snyder (“Snyder”) is and has been a member of the Board since September 2004. Snyder is also the CEO and Chairman since June 2003 of San Diego, California based pharmaceutical company Senomyx, Inc. Upon information and belief, Snyder is a California resident.

27. The Defendants named above in ¶¶ 19-26 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action individually and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Santarus stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

29. This action is properly maintainable as a class action.

30. The Class is so numerous that joinder of all members is impracticable. According to Santarus’ SEC filings, there are about 66.37 million shares of Santarus’ common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

31. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(b) whether Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether Defendants are unjustly enriching themselves and other insiders or affiliates of Santarus or Salix;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the consideration offered to Company shareholders is unfair and inadequate; and

(h) whether Plaintiff and the other members of the Class would suffer irreparable injury unless Defendants’ conduct is enjoined.

32. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

33. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

34. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

35. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

36. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

37. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

38. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Santarus, are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

39. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated fiduciary duties owed to Plaintiff and the other public shareholders of Santarus, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Santarus common stock in the Proposed Acquisition.

CONSPIRACY, AIDING AND ABETTING,

AND CONCERTED ACTION

40. In committing the wrongful acts alleged herein, Defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

41. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist in the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted in the accomplishment of that wrongdoing, and was aware of their overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

Background of Strong and Growing Company

42. Based in San Diego, California, Santarus, Inc. is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. The company’s current commercial efforts are focused on five products. UCERIS® (budesonide) extended release tablets for the induction of

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

remission in patients with active, mild to moderate ulcerative colitis and ZEGERID® (omeprazole/sodium bicarbonate) for the treatment of certain upper gastrointestinal disorders are promoted to gastroenterologists. GLUMETZA® (metformin hydrochloride extended release tablets) and CYCLOSET® (bromocriptine mesylate) tablets, which are indicated as adjuncts to diet and exercise to improve glycemic control in adults with type 2 diabetes, and FENOGLIDE® (fenofibrate) tablets, which are indicated as an adjunct to diet to reduce high cholesterol, are promoted to endocrinologists and other physicians who treat patients with type 2 diabetes.

43. Santarus’ product development pipeline includes the investigational drug RUCONEST® (recombinant human C1 esterase inhibitor). A Biologics License Application for RUCONEST for the treatment of acute angioedema attacks in patients with hereditary angioedema is under review by the U.S. Food and Drug Administration with a response expected in April 2014. Santarus is also developing Rifamycin SV MMX®, which is in Phase III clinical testing for the treatment of travelers’ diarrhea. In addition, the company has completed a Phase I clinical program with SAN-300, an investigational monoclonal antibody.

44. Salix is a publicly traded company committed to licensing, developing, and marketing products to treat gastroenterology disorders. Salix states its mission as to give healthcare professionals and patients the most effective solutions in gastroenterology.

45. Santarus’ strong and positive growth prospects are confirmed by its fiscal third quarter results that were announced at the same time as the Proposed Acquisition. The press release announcing the results included the following positive news:

•	Total revenues of $98.8 million grew 81% compared with $54.7 million for the third quarter of 2012

•	Net income of $30.3 million, or $0.38 diluted earnings per share (EPS), compared with $9.0 million, or $0.13 diluted EPS for the third quarter of 2012

•	Non-GAAP adjusted earnings were $35.6 million and diluted non-GAAP adjusted EPS were $0.45 in the third quarter of 2013 compared with non-GAAP adjusted earnings of $12.3 million and diluted non-GAAP adjusted EPS of $0.18 for the third quarter of 2012

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•	Cash, cash equivalents and short-term investments were $168.7 million as of September 30, 2013, an increase of approximately $74.0 million compared with $94.7 million at December 31, 2012

46. Santarus’ third-quarter results were well above analysts’ estimates, helped mainly by robust sales of its diabetes drug Glumetza and heartburn drug Zegerid, according to a Reuters article.

47. Santarus shares are currently trading at or near the Proposed Acquisition price and its share price has already more than doubled this year. Revenue in the nine months through September more than doubled to about $268 million, according to ABC News.

48. According to Investors.com article, “[Santarus’] sales jumped 81% to $98.8 million, topping estimates by $4 million. Earnings more than doubled to 45 cents a share, 13 cents more than expected. Besides Uceris, the firm’s diabetes drug Glumetza also helped growth with a 16% revenue increase, while its recently relaunched heartburn treatment Zegerid grew threefold. . . ..First up in Santarus’ pipeline is Ruconest, a treatment for hereditary angioedema that is awaiting a Food and Drug Administration decision on its approval by early next year. The company has estimated peak annual sales of $100 million.”

49. The Company is also in a position to receive possible damages payments as a result of its lawsuit filed against Par in 2007 for patent infringements regarding Par’s marketing of a generic version of the Company’s Zegerid and Glumetza products. The Company won an appeal in 2012 before the United States Court of Appeals for the Federal Circuit, and Proehl has indicated the Company’s intention to pursue all remedies regarding this. The 14D-9 Tender Offer documents state that the results of this litigation impacted the 2012 bonus plan.

50. It is clear from its most recent results that Santarus is currently outpacing estimates and is poised for even more growth from its pipeline products.

Defendants Conduct a Single-Bidder Process with Salix Resulting in an Inadequate Price

51. Santarus has a history with Salix going back years to June 2010, when Salix made an offer for the Company for $4.50 to $5.00 per share that at the time the Board determined was inadequate. Despite this, not until only a month out from the announcement of the Proposed Acquisition, did the Company even attempt to contact any third parties in their interest in acquiring Santarus.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

52. However, based on the Board’s determination that a potential strategic transaction could be imminent based on the current share price that undervalued the Company, the Board engaged Stifel, Nicolaus & Company (“Stifel”) in February 2012.

53. A year and a half after the retention of Stifel, in June 2013 the Company again approached with an interest in a potential transaction by Jefferies LLC (“Jefferies”), financial advisor to Salix. Significantly, just a month earlier an affiliate of Jefferies underwrote an agreement to sell 4,250,000 Santarus shares at $18.25 per share between Cosmo, one of the Company’s largest shareholders, and Santarus, and which included a 30-day option granted to Jefferies to purchase up to 637,500 shares (the “Cosmo Offering”). This is particularly relevant as Jefferies is not only advising Salix in the Proposed Acquisition, but is also helping to finance it. Due to Jefferies dual role, the Proposed Acquisition may not be a result of an arms-length negotiation and Salix may have also received information on the Company and its relationship with Cosmo from its advisor as a result of Jefferies’ role in the share offering with Cosmo.

54. On July 8, 2013, Defendant Proehl, not Stifel and despite his potential conflicts of interest involving a proposed sale of the Company, met with Salix representatives. Salix requested that the Company enter a confidentiality agreement in order for Salix to receive confidential information in a high level due diligence review. However, Defendant Proehl indicated it would not agree to do so until it received a written indication of interest.

55. On July 19, 2013, Salix made an offer of $28-30.00 per share.

56. On July 26, 2013, the Board determined that Salix’s offer was inadequate, but agreed to enter a confidentiality agreement and conduct management presentation for Salix. It also determined due to Defendant Della Cha’s conflict with respect to his relationship at Cosmo that it should form a special committee of the Board (the “Special Committee”) comprised of Burgess, Hale and Snyder, despite the anticipated $9.7 million, $18 million and $7.9 million they will receive respectively as a result of the Proposed Acquisition from their share options. However, the Board

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

and management, in particular Defendant Proehl, continued to be involved every step of the way and made decisions (Proehl sometimes unilaterally it appears) throughout the negotiations with Salix despite their potential conflicts. Even Della Cha was only absent from a portion of one Board meeting. The Special Committee does not appear to have played any role throughout the sales process, including with Salix, any other third parties or Cosmo.

57. On August 6, 2013, the Company entered the confidentiality agreement with Salix that contained a standstill provision for 18 months.

58. On August 15, 2013, the Board discussed whether to consider potential counterparties for a strategic transaction. However, months later just prior to the announcement of the Proposed Acquisition the Board instructed Stifel to contact other third parties.

59. On August 22, 2013, management made its presentation to Salix, and just a couple of days later, the Company provided Salix with financial diligence materials.

60. On August 29, 2013, the special committee meeting included another outside financial advisor to the Company that presented information on a potential acquisition by the Company.

61. On September 12, 2013, Salix updated its indication of interest to $30.00 per share and provided a letter from Jefferies indicating that it was “highly confident” it could provide necessary financing for a potential transaction of Santarus. The Board did not probe Jefferies’ role with respect to a possible transaction given its prior position as an underwriter in the Cosmo Offering.

62. However, on September 15, 2013, the Board decided that the updated offer was still inadequate, and it declined to grant Salix access to its virtual data room.

63. On September 20, 2013, the Special Committee again discussed with its other financial advisor a potential acquisition by the Company.

64. On September 26, 2013, Salix revised its offer again to $32.00 per share. On October 1, 2013, the Board made a counter-offer of $33.00 per share with a $2.00 contingent value right triggered by a specified clinical development milestone related to the Ruconest product candidate. The Board continued to refrain from allowing Salix access to its virtual data room.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

65. On October 8, 2013, Jefferies presented Salix’s best and final offer of $33.00 subject to due diligence.

66. On October 9, 2013, following the best and final offer of $33.00 from Salix the day before, Stifel presented for the first time various third parties to contact, fifteen total (13 strategic (pharmaceutical companies), 2 financial) to gauge interest in a potential acquisition of the Company. This was merely an illusory effort by Stifel and the Board to do a market check of the Company’s value because it was already virtually locked up in a deal with Salix. The Board then granted Salix full access to its virtual data room, and Proehl told Salix that the Company would proceed based on the revised offer of $33.00. Only one of the fifteen parties contacted, Party A, signed a confidentiality agreement with Santarus and indicated its interest in a potential transaction of the Company. The others all indicated the Company was not strategic fit for them or they were unable to make an offer competitive with Salix. However, it is unclear whether Santarus told the other parties of Salix’s offer and the status of its negotiations.

67. On October 11, 2013, the Board declined to proceed with the other potential transaction by the Company in lieu of the potential acquisition by Salix.

68. From October 18 to October 29, Santarus’ and Salix’s advisors along with management continued to negotiate and discuss the draft merger agreement, due diligence and tender and support agreements with certain directors and officers of the Company.

69. On October 29, 2013 management of Santarus and Salix discussed Salix’s due diligence regarding a pathway for regulatory marketing approval of Santarus’ Ruconest product candidate. Salix revised its offer to $30.00 plus $3.00 contingent value with respect to the regulatory milestone regarding Ruconest or $31.00 with no contingent value right.

70. During mid- to late-October, discussions ensued between Santarus, Salix and Cosmo regarding Santarus’ existing licensing agreement with Cosmo and Salix’s prospective ability to comply with Santarus’ exclusivity obligations relating to each of Uceris and Rifamycin SV MMX under the license agreement.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

71. On October 31, 2013, the Board discussed a counter-proposal to Salix with respect to the issue with the Cosmo licensing agreement. Della Cha was only absent for some of the discussion.

72. Without explanation for the delay or timing, on October 31, 2013, the Board approved and Defendant Proehl signed an updated engagement letter from the February 2012 engagement letter with Stifel in connection with the proposed sale transaction.

73. Almost a month since its initial contact, Proehl had a conversation with Party A about a potential transaction.

74. On October 31, 2013, Proehl communicated counter-proposals to Salix of $32.00 plus a $2.00 contingent value with respect to Ruconest or $33.00 without a contingent value right and returning Rifamycin to Cosmo.

75. However, on November 1, 2013, despite rejecting Salix’s offer of $32.00 a month earlier as inadequate, the Board indicated its willingness to move forward with Salix’s purported best and final offer of $32.00 without a contingent value right and the return of the licensing agreement to Cosmo.

76. Despite approving Salix’s $32.00 per share offer that same day, the Company entered a confidentiality agreement with Party A and allowed it to access the virtual data room and other diligence including a written management presentation.

77. On November 3, 2013, the Special Committee recommended that the Board accept Salix’s offer and approve the merger agreement and Proposed Acquisition. No one reached out to Party A to determine what its offer might be or permit it time to engage in due diligence given Salix had months to do so.

78. On November 5, 2013, the Board discussed the independence of Stifel and its legal advisor Latham and Watkins with respect to the Proposed Acquisition.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

79. On November 6, 2013, Stifel issued its financial opinion that the Proposed Acquisition was fair to shareholders. The Board approved the merger agreement and Proposed Acquisition.

80. On November 7, 2013, the parties executed the merger agreement and tender support agreements. Cosmo and the parties also entered the amendment to licensing agreement returning it to Cosmo.

81. On November 7, 2013, Santarus and Salix jointly announced that they had entered into a Merger Agreement under which Salix would acquire the Company for just $32.00 per share in cash. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close during the first quarter of 2014. Upon completion of the transaction, Santarus will become a wholly-owned subsidiary of Salix. The joint press release announcing the Proposed Acquisition states, in pertinent part:

SALIX PHARMACEUTICALS TO ACQUIRE SANTARUS

Solidifies Position as Largest U.S. Gastroenterology-Focused Specialty

Pharmaceutical Company

Provides Salix with an Experienced Specialty Sales Force to Significantly

Expand Gastrointestinal Product Sales

Increases Commercial Presence in Gastroenterology, Hepatology and

Colorectal Surgery

Estimated 2013 Pro Forma Total Product Revenue of $1.3 Billion

Greatly Increases Scale and Revenue Diversification

Expected to be Immediately and Significantly Accretive

Expected to Generate Strong EBITDA and Cash from Operations

Leading to Rapid Debt Repayment

RALEIGH, N.C. & SAN DIEGO—(BUSINESS WIRE)—Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Santarus, Inc. (NASDAQ:SNTS) today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately 39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

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Salix President and Chief Executive Officer, Carolyn Logan, stated, “We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders — patients, healthcare providers, employees and stockholders — benefiting from the increased scale created by a larger, even stronger Salix.”

Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier specialty biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.”

Transaction Rationale

Salix expects that the transaction will have the following potential impact:

•	Solidifies Lead Position in the Gastrointestinal (GI) Market

•	The combined company is expected to have a leading position with a strong portfolio of 22 marketed products, including: XIFAXAN ®, UCERIS ®, GLUMETZA ®, APRISO ®, ZEGERID ®, MOVIPREP ®, RELISTOR ®, SOLESTA ®, FULYZAQ ®, CYCLOSET ® and FENOGLIDE ®

•	While both companies are specialty focused, there is no overlap in marketed products

•	Additional pipeline development opportunities

•	Revenue Diversification

•	UCERIS, GLUMETZA and ZEGERID have the potential to meaningfully diversify Salix’s product offering and revenue base

•	Potential growth from recently-launched UCERIS is expected to provide increased revenue diversification

•	No product is expected to account for more than 50% of the combined company’s revenue, based on pro forma estimates

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•	Attractive Financial Profile of Combined Company

•	Annualized combined company financial results based on the quarter ended September 30, 2013 were revenue of $1,348 million and adjusted EBITDA of $537 million

•	Significant accretion in 2014. Revenue synergies from the increased number of sales representatives in GI and the expanded presence in primary care, which are not included in the guidance, provide the opportunity for further accretion

•	Strong growth and the realization of additional synergies are expected to result in greater EPS accretion in 2015

•	Expecting 2014 GAAP EPS of approximately $3.85 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals

•	Expecting 2014 non-GAAP EPS of approximately $5.00 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals*

•	Strong cash flow generation should allow delevering to Debt/EBITDA target of approximately 3x over the next 3 years

•	Significant Revenue Synergy Opportunities

•	Increases Salix’s presence in the gastroenterology market which should benefit UCERIS as well as Salix’s products

•	Leverages Santarus’ experienced specialty sales force immediately to gain revenue synergies from Salix’s existing products, while continuing to grow Santarus’ products

•	Achieves Salix’s goal to expand its GI products into primary care to capture significant product sales currently not accessed by the Salix sales effort

•	Creation of a third sales force in gastroenterology and hepatology which will allow key GI products to have increased promotional exposure

*	We believe this non-GAAP measure might provide investors additional relevant information, in part for purposes of historical comparison. In addition, we use this non-GAAP measure to analyze our performance in more detail and with better historical comparability; however, you should be aware that a non-GAAP measure is not superior to, nor a substitute for, the comparable GAAP measure, and this non-GAAP measure might not be comparable to a similarly named measure disclosed by other companies. The following table reconciles the 2014 non-GAAP EPS estimate provided above to the most closely-related 2014 GAAP EPS estimate provided above.

In millions	Preliminary Guidance
Year Ended Dec 31, 2014
GAAP Net Income	$254.7
Adjustments:
Amortization, depreciation and stock-based compensation expense	79.2
Non-cash interest expense	42.2
Adjusted income tax expense	(46.1)

Non-GAAP Net Income	$330.0

Non-GAAP Net Income per share, fully diluted	$5.00

Fully diluted weighted average shares	66.0

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Transaction Close and Financing

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus for $32.00 per share. Following successful completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of the outstanding shares of Santarus common stock on a fully diluted basis, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act and other customary closing conditions. The tender offer is not subject to a financing condition. Certain directors and officers of Santarus, who, as of November 6, 2013, beneficially owned or had options to acquire a number of shares of Santarus’ common stock equal to approximately 12 percent of Santarus’ total outstanding shares of common stock, have entered into a tender and support agreement pursuant to which such persons have agreed to tender their shares into the tender offer and, if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. The Board of Directors of Santarus unanimously recommends that Santarus stockholders tender their shares in the tender offer.

In connection with the merger agreement, Salix and Santarus entered into an agreement with Santarus’ licensor Cosmo Technologies Limited restructuring certain aspects of Santarus’ relationship with Cosmo. Under the terms of the agreement, Salix will be returning rifamycin SV MMX ® to Cosmo Technologies Limited effective with the closing of Salix’s acquisition of Santarus.

Salix intends to finance the transaction with a combination of approximately $800 million cash on hand and $1.95 billion in committed financing from Jefferies Finance LLC. Jefferies Finance LLC also has committed to provide an additional $150 million revolving credit facility. The commitment from Jefferies Finance LLC to provide financing is subject to the satisfaction of customary conditions.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Advisors

Salix’s financial advisor for the transaction is Jefferies LLC and its primary legal advisor is Covington & Burling LLP. Santarus’ financial advisor for the transaction is Stifel, Nicolaus & Company, Incorporated and its legal advisor is Latham & Watkins LLP.

Santarus’ Officers and Executives Obtained Special Benefits for Themselves

82. The Proposed Acquisition is the product of a fundamentally flawed process that is designed to ensure the sale of Santarus on terms preferential to Defendants and other Santarus insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, who have substantial holdings (around 12% of shares outstanding) as well options subject to accelerated vesting. Major shareholders include Defendants Proehl ($70 million anticipated), Love and Hale.

83. Specifically, the form 8-K filed on November 7, 2013 in connection with the announcement of the Proposed Acquisition details the benefits that will inure to the Defendants and Company management. The form 8-K states, in pertinent part:

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any shares of common stock of the Company, each outstanding share of common stock of the Company, other than any shares owned by the Company, Parent, Merger Sub or any wholly owned subsidiary of the Company or of Parent, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. In addition, upon the closing of the Offer each outstanding Company stock option will fully vest and, at the Effective Time, the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the excess, if any, of the Offer Price over the exercise price of such option and the number of shares of Company common stock underlying such option.

84. Additionally, certain officers and directors of the Company entered into a tender and support agreement (the “Tender and Support Agreement”) in connection with the Proposed Acquisition which guarantees they will tender their Santarus shares in the tender offer to Salix. The Agreement also provides that if applicable, they vote their shares against certain matters, including third party proposals to acquire Santarus. As of November 6, 2013, these officers and directors beneficially owned or had options to acquire a number of shares of common stock of the Company equal to approximately 12% of the outstanding shares of common stock of the Company.

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85. The additional value from the Company’s assets and future prospects, however, will not flow to the Company’s public shareholders. Instead, it will benefit Salix and its affiliates.

The Proposed Acquisition Offers a Grossly Unfair Price and is the Result of a Fundamentally Unfair Process

86. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its and management’s liquidity goals, as well as to the interests of Salix by agreeing to its unsolicited offer.

87. The Board failed to conduct an independent process led by its Special Committee or Stifel, and instead allowed its CEO Proehl to directly negotiate with Salix representatives. Even Defendant Della Cha, to whom the Special Committee was formed in response in order to exclude him from conflicts of interest involving the licensing agreement with Cosmo, continued to be involved in Board decisions on pursuing the Proposed Acquisition with Salix.

88. The Board and Stifel also grossly failed to conduct any sort of market check to determine if any other potential third parties were interested in an acquisition of Santarus. In fact, the Board waited until after it had almost secured an agreement with Salix to even contact any third parties and at that point only one even signed a confidentiality agreement and conducted due diligence. Furthermore, only a few days after signing the confidentiality agreement with the other third party, Santarus and Salix announced the Proposed Acquisition.

89. Furthermore, Santarus shareholders will be deprived of the benefit from the licensing agreement with Cosmo, the Company’s second largest shareholder, as a result of the Proposed Acquisition. Cosmo has been a shareholder of Santarus since December 2008, represented on the Board by Della Cha, when Cosmo entered into a share purchase agreement with the Company as part of its license agreement. According to a May 15, 2013 SEC filing, it holds 2,991,044 shares. In May 2013, Jefferies Finance, an affiliate of Salix’s financial advisor, underwrote an offering of Santarus shares for Cosmo. Jefferies dual role representing Salix and Cosmo raises many conflict issues as to what confidential information about Santarus, Jefferies may have had or shared with Salix and whether this was truly an arms-length negotiation. However, the Board does not appear to have probed this issue.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

90. Furthermore, Jefferies conflicts span to the amendment made between the Company and Cosmo in connection with the Proposed Acquisition, which modifies certain terms of the prior license agreement between the Company and Cosmo dated December 10, 2008. Specifically, pursuant to the amendment: (1) the Company agreed to return to Cosmo all rights to Rifamycin SV MMX® acquired by the Company under the Original License Agreement and all regulatory approvals, filings and study data relating to the product, (2) Cosmo consented to the development, promotion and marketing in the United States by the Company, Parent and any of their subsidiaries of budesonide products, provided that the Company, Parent and their subsidiaries are prohibited from developing, promoting or marketing an oral formulation budesonide product other than the product licensed by the Company under the Original License Agreement, and (3) milestone obligations payable to Cosmo are only payable in cash, and the Stock Issuance Agreement between the Company and Cosmo, effective as of December 10, 2008, and the Registration Rights Agreement between the Company and Cosmo, dated as of December 10, 2008 and amended on April 23, 2009, were terminated.

91. As the flawed background leading up to the Proposed Acquisition highlights, Santarus shareholders will be deprived of any contingent value rights to Santarus products, including Ruconest, as well as being deprived of the value of the licensing agreement with Cosmo. The Proposed Acquisition does not only undervalue the Company at a price point in its Tender Offer of only $32.00 per share, but also deprives shareholders of the future growth in possible contingent value for its products as well as other potential transactions it did not pursue as a result.

92. The disparity of the Proposed Acquisition to shareholders is evident in Stifel’s creative financial analyses which state that the selected precedent transactions examined are inappropriate for comparison, but they clearly show values up to $47.00 per share. Likewise, in its discounted cash flow analysis, even with the downward adjustments to management’s projections and only 30% probability to projected cash flows from Ruconest, Stifel still came up with an implied equity per-share value ranging from $35.54 to $49.89, again far above the $32.00 Tender Offer from Salix. Stifel’s selected companies analysis also produced upper multiple ranges between $35.16 to $38.49 per share, again above the $32.00 per share Tender Offer by Salix. Stifel’s premium paid analysis indicates that the Tender Offer is below mean and medium premiums paid in similar transactions.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

93. Moreover, Defendants agreed to structure the acquisition as a tender offer, which will begin December 3, 2013 and expire January 2, 2014. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Salix and Santarus have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger in order to cash out any shareholders who do not tender without a shareholder vote.

94. As a result of the conflicted and flawed process, the Proposed Acquisition price of $32.00 per share drastically undervalues the Company’s prospects. Defendants attempt to tout the so-called premium of 36% based on the close of $23.53 on November 6, 2013. However, they ignore the fact that Santarus stock traded at close to this offer at $28.10 as recently as August 2013 and that Santarus stock price has doubled this year alone.

95. Also the Proposed Acquisition price does not take into account the Company’s highly positive outlook and prospect for the future clearly indicated in its most recent results announced the same day as the Proposed Acquisition, which beat analysts’ estimates. The Company also doubled its revenue in the nine months through September; its sales jumped 81% to $98.8 million; and its earnings more than doubled.

96. Furthermore, according to Yahoo Finance, the median and high analyst targets for the Company’s shares are set at $32.00, matching the Proposed Acquisition price, indicating that the Proposed Acquisition price does not represent any premium to Santarus shareholders.

97. According to a Motley Fool article about the Proposed Acquisition published on November 12, 2013, entitled “Salix Scores Santarus in a Savvy Deal,” Salix is receiving a great bargain for Santarus. The article states, in pertinent part:

. . . The deal may look expensive at more than seven times estimated 2013 sales, but the collection of assets that Salix is acquiring should deliver above-average growth with strong synergies with Salix’s existing business.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

What Salix is getting

In buying Santarus, Salix is getting a business that should both complement and enhance its existing operations. Sell-side analysts expect Santarus to generate nearly $370 million in revenue for 2013, with more than 40% of that coming from Glumzeta, the company’s extended release version of metformin, a diabetes drug with a very long history of use. Another quarter or so of Santarus’ revenue comes from Zegerid, the company’s version of the protein pump inhibitor omeprazole.

Those drugs are interesting in their own right, but they carry the risk of losing patent protection in 2016 (or perhaps sooner). More critical to the story is the sales ramp of Uceris, a novel oral formulation of budesonide for the management of ulcerative colitis. This is a market that Salix already knows well (Aprio is also a UC drug), but Uceris has the potential of growing into a drug worth $400 million to perhaps as much as $700 million in annual sales. Salix’s long experience and expertise in the gastrointestinal drug market should be a significant asset when it comes to maximizing the value of Uceris, and I believe investors could argue that the potential value of Uceris alone justifies at least two-thirds of the Santarus purchase price.

These aren’t the only assets Salix is acquiring in the deal. Salix had already announced its intentions to expand its sales force to support potential launches like Xifaxan in IBS and Relistor, and absorbing the Santarus sales force should largely fill that need.

Then there is the Santarus pipeline. Ruconest — the company’s recombinant human C1 esterase inhibitor for hereditary angioedema, a rare but potentially fatal condition — is an important drug to watch. Ruconest has been filed with the FDA and the efficacy, safety, and cost all compare favorably with existing drugs from ViroPharma, Shire, and CSL. Should Ruconest ultimately secure FDA approval for acute and prophylactic HAE as well as pancreatitis, there is an outside shot that this could become a blockbuster ($1 billion-plus in revenue) drug.

*        *        *

The bottom line

I liked Salix prior to the Santarus deal announcement, but the 20% move since the announcement has taken the low-hanging fruit off the tree. I believe that the Santarus deal is a value-creating deal for Salix shareholders and that the shares could still produce 10% annual returns from here, but investors who are new to the story should probably wait for some of the excitement to die down in the hopes of getting a better valuation on the shares.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(Emphases added).

98. In short, Santarus shareholders cannot gauge whether or not the Proposed Acquisition consideration represents the maximum value that they should be entitled to receive for their shares. Without a full and fair pursuit of alternatives, shareholders will never realize the true value of their holdings. Defendants’ failure to provide such a process was a breach of their fiduciary duty to maximize shareholder value in a sale-of-control transaction.

The Preclusive Deal Protection Devices

99. To minimize the threat of alternate bidders out-bidding Salix after the merger announcement and particularly damaging here where no sales process or market check was conducted, Defendants implemented preclusive deal protection devices to guard against Salix losing its preferred position. These deal protection devices effectively preclude any competing bids for Santarus, and ensure that Salix acquire the Company. These devices preclude a fair sales process for the Company by effectively locking out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Salix and allow Salix to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Salix $80 million if the Proposed Acquisition is terminated in favor of a superior proposal.

100. As discussed above, the Proposed Acquisition is the product of a fundamentally and hopelessly flawed process that was designed to subvert the interests of Plaintiff and the other public stockholders of Santarus in exchange for an immediate financial payoff to the Individual Defendants via the acceleration of stock options and other benefits assumed by Salix for members of Santarus’ senior management and directors. Plaintiff seeks to enjoin the Proposed Acquisition.

Santarus Files Tender Offer Documents

with Material Omissions and Misrepresentations

101. On December 3, 2013, Salix filed its Tender Offer on Schedule TO commencing the offer that will close by December 31, 2013. In connection with the Tender Offer in order to induce its shareholders to tender their shares in the Proposed Acquisition, Santarus on December 3, 2013 filed a Schedule 14D-9 Recommendation Statement. Despite revealing for the first time the single-party negotiations with Salix, the continued direct involvement of the full Board and management, and superficial market check conducted, and Stifel’s financial analysis, the 14D-9 omits material

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

information necessary for shareholders to make a fully and fairly informed decision as to whether to tender their shares in connection with the Proposed Acquisition. These significant disclosure deficiencies raise serious concerns about the manner in which the Individual Defendants determined to pursue, and did pursue, the Proposed Acquisition, as well as whether the Proposed Acquisition is in the best interests of Santarus’ public shareholders as follows:

Background of the Offer

102. While the Tender Offer documents revealed that Salix made an offer in June 2010 for the Company for $4.50 to $5.00 per share (14D-9 at 12), the Company’s share value at this time was not revealed, which is necessary in order for shareholders to know the premium offered, and the Company’s history with Salix prior to the Proposed Acquisition.

103. The Tender Offer documents indicate that Stifel was retained by the Company in February 2012 in connection with a potential strategic transaction based on the share price undervaluing the Company. (14D-9 at 12). However, no information is disclosed as to whether the Company received any other indications of interest at this time that sparked the Stifel engagement and what Stifel’s valuation of Santarus was at this time. This information is important to understand why the Board did not pursue a formal sales process or involve other bidders, even after reaching out to third parties after securing an acceptable offer from Salix.

104. Similarly, the Tender Offer documents indicate that on June 20, 2013, over a year-and-a-half after the retention of Stifel, Jefferies, financial advisor to Salix, approached Chairman Hale. (14D-9 at 12). However, it is unclear and important for shareholders to be fully informed as to why Salix approached the Company when it did and whether Stifel was reaching out to any third parties from the time of its engagement. It is also particularly important to shareholders to know if the Board considered Jefferies’ affiliates involvement in the Cosmo Offering just a month before this contact was made and if it inquired as to whether Jefferies shared any information about the Company or its relationship with Cosmo with Salix. The existence of Jefferies dual role must be disclosed to determine if the Proposed Acquisition was in fact the result of arms-length negotiations.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

105. The Tender Offer documents indicate that on July 26, 2013 it would form the Special Committee due to Defendant Della Cha’s conflict of interest with respect to his relationship with Cosmo. (14D-9 at 13). However, the documents fail to provide adequate information as to why a special committee was not formed before, what the issue was with respect to Cosmo and Della Cha that prompted this, and why Della Cha was only absent from a portion of a Board meeting. The documents also fail to disclose Jefferies’ role in underwriting an agreement between the Company and Cosmo in May 2013 to sell Santarus shares, and any information that might have been shared with Salix regarding the Company or its relationship with Cosmo. The documents also do not detail other conflicts of interest that existed with other Board members, such as Proehl as CEO, the Board and management’s relating to their continued involvement in the negotiations and decisions made with respect to Salix and the apparent lack of the Special Committee’s involvement. All of these undisclosed conflicts are clearly very important to Santarus shareholders in order to determine if the Proposed Acquisition is fair to shareholders and is a result of arms-length negotiations.

106. The Tender Offer documents state that on August 15, 2013, the Board discussed the appropriate time to consider other potential counter-parties, but not until months later did it do so. (14D-9 at 14). The documents do not adequately disclose the reason counter-parties were not considered until after negotiations and a best and final offer of $33.00 per share from Salix was accepted by the Board. This information is particularly important as it relates to the lack of process conducted by the Board and whether an adequate market check was performed to determine if Salix’s Tender Offer is in the best interest of shareholders and values the Company fairly.

107. The Tender Offer documents state that on August 29, 2013, the Special Committee meeting discussed with another outside financial advisor to the Company a potential acquisition by the Company. (14D-9 at 14). The documents later disclose that a potential acquisition by Santarus was not pursued in light of the proposed transaction with Salix. (Id. at 15-16). However, the documents do not provide adequate information as to who this financial advisor is and why it retained Stifel instead of this advisor in connection with a potential sales process. It is unclear if there is only one transaction that was discussed and not pursued in light of the Proposed

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Acquisition. Also the documents fail to disclose whether or not Stifel or this advisor analyzed the impact of the Company pursuing this transaction in connection with the Proposed Acquisition. All of this information is important to shareholders to be fully and fairly informed as to the value of Santarus and the Board’s actions in failing to pursue this transaction in connection with the Proposed Acquisition.

108. The Tender Offer documents disclose that the Board decided to make a counter-offer to Salix on October 1, 2013 to its $32.00 per share revised offer of $33.00 per share with a $2.00 contingent value right triggered by a specified clinical development milestone related to Ruconest product candidate and later mentions Salix’s due diligence of Ruconest, which caused it to revise down its offer. (14D-9 at 15, 17, 18). The documents fail to adequately disclose what this Ruconest product candidate involves and why it is equivalent to a $2.00 contingent value right and if this is achievable. This information is material to shareholders so they may determine the value of the Company and make an informed decision as to whether to tender their shares in the Proposed Acquisition.

109. The Tender Offer documents disclose that for the first time on October 9, 2013, Stifel presented various third parties to contact to gauge interest in potential acquisition of Santarus, but that only one, Party A, signed a confidentiality agreement and sought some due diligence almost a month later. (14D-9 at 16, 18). The documents fail to provide material information about whether Party A was a strategic or financial party, if it was given any timeline for making a bid, why it took almost a month for Party A to sign the confidentiality agreement and being access to perform its due diligence, and if the third parties were informed of Salix’s outstanding $33.00 per share offer at this time. This information is very important to shareholders in understanding the process the Company and Stifel undertook to determine if Salix’s offer was a fair value to shareholder and if any other companies could have made a higher offer or if they were even given an opportunity to do so.

110. The Tender Offer documents disclose that in mid- to late-October, discussions took place between Santarus, Salix and Cosmo regarding Cosmo’s licensing agreement with Santarus and Salix’s prospective ability to comply with Santarus’ exclusivity obligations relating to each of

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Uceris and Rifamycin SV MMX under the license agreement. (14D-9 at 17). However, material information is omitted including the value of the licensing agreement, the impact of the amendment that was entered into as part of the Proposed Acquisition and any alternatives discussed. This information and any valuation regarding the licensing agreement and amendment should be disclosed to shareholders as it pertains to the value of the Company and shareholders’ determinations of whether to tender their shares. Information must be disclosed of the role Cosmo as one of the largest shareholders of Santarus played in the negotiations with Salix and the Proposed Acquisition. This information is particularly important with respect to the fact Cosmo will gain rights to certain Company products as a result of the Proposed Acquisition.

111. Not until October 31, 2013, did the Board authorize an updated engagement letter with Stifel in connection with the proposed transaction. (14D-9 at 17). Notably absent from the Tender Offer documents is any explanation for why the engagement is only being updated so late in the negotiations with Salix and the changes from the prior engagement letter.

112. The Tender Offer documents indicate that on November 1, 2013, Salix made its best and final offer of $32.00 per share without any contingent value right and return of licensing agreement to Cosmo, which the Board agreed to. (14D-9 at 18). However, just a month earlier the Board rejected Salix’s $32.00 per share offer as inadequate and that was prior to the decision to return the licensing agreement to Cosmo. The documents must disclose why all of a sudden this offer is adequate and fair to shareholders.

113. The Tender Offer documents indicate that after the Special Committee recommended the Board accept the Proposed Acquisition, on November 5, 2013, the Board discussed the independence of Stifel and Latham and Watkins with respect to the transaction. (14D-9 at 19). However, the documents fail to reveal what was discussed regarding the Company’s advisors’ independence including its ownership of Santarus and Salix and any other conflicts of interest that may exist. This information is material to shareholders to understand if the Proposed Acquisition and process is fair to shareholders and whether they should tender their shares.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Stifel’s Financial Analysis

114. As described in the Tender Offer documents, Stifel provided its financial analysis and opinion to the Board in connection with the Proposed Acquisition (the “Fairness Opinion”). However, the Fairness Opinion and Stifel’s analysis does not provide complete information necessary for shareholders to be fully and fairly informed as to whether to tender their shares in the Proposed Acquisition.

115. In Stifel’s Selected Companies Analysis (14D-9 at 28), Stifel selected nine publicly traded comparable companies and purportedly computed EV/revenue; EV/EBITDA; and P/E multiples for them. However, Stifel’s financial analysis does not disclose the individual companies’ multiples, or a range, mean, or median for the group. Without these values it is impossible for shareholders to determine if these companies are comparable to Santarus or determine the value of the Company and the Proposed Acquisition.

116. Stifel “applied selected multiples” to the estimated revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), earnings per share (“EPS”) of the Company. (14D-9 at 28). However, Stifel does not explain how the “selected multiples” were derived, nor does the financial analysis even disclose what those are. Due to lack of disclosure, shareholders cannot: 1) make any determination as to the reasonableness of the selected companies for comparing to Santarus; or 2) make any determination as to the reasonableness of the “selected multiples” as compared to the empirical multiples for the group.

117. The multiples span years 2013, 2014, and 2015, during which time Santarus’ projections ramp up considerably. (14D-9 at 28). However, the analysis does not disclose any results by year, which is important to shareholders to determine if shareholders are getting fair value for future growth that is projected based on the latter year’s implied values.

118. In its Selected Precedent Transactions Analysis (14D-9 at 29), Stifel reviewed sixteen specialty pharmaceutical deals announced since 2005. It purportedly calculated EV/revenue; EV/EBITDA; and P/E multiples implied by the deal values. Again, however, none of the multiples are disclosed for the individual deals, or the range, mean or median. This information again is material to shareholders to determine if the transactions are comparable to the Proposed Acquisition by Salix.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

119. Stifel then applied the multiples “for the selected transactions” to 2013, 2014, and 2015 projections for Santarus. (14D-9 at 29). However, the financial analysis does not disclose if the “selected transactions” show all sixteen and the ranges of the multiples that were applied. Again, without this information, shareholders are left in the dark as to whether these selected transactions are similar to the Proposed Acquisition and whether the Proposed Acquisition is a fair value to shareholders.

120. Notably, the EBITDA and P/E multiples produced implied values as high as $47.00 per share, far above the offer price of $32.00 per share. (14D-9 at 29). However, Stifel stated that it did not rely solely on the quantitative results of this analysis. (Id. at 30). The financial analysis fails to explain why it was included at all if it was “inappropriate” to rely on these results. This information is clearly important to shareholders to determine if the Proposed Transaction represents a fair value to them and calls this into question when the range of value could be as high as $47.00 per share.

121. In its Discounted Cash Flow (“DCF”) Analysis (14D-9 at 30), Stifel states that in computing its range of implied value of $35.54 - $49.89 per share, still markedly above the Tender Offer price of $32.00 per share, it made probability adjustments to management’s projections. However, it fails to explain the basis for adjusting management’s projections and why it considered them too high. This information is particularly relevant as it relates to the Company’s valuation and is important to shareholders in determining whether to tender their shares in the Proposed Acquisition, especially in light of the fact that even the discounted value is far above the Proposed Acquisition price.

122. The financial analysis does not explain how Stifel made the estimated 30% probability adjustment to the Ruconest cash flows (14D-9 at 30). This is particularly important to shareholders as the negotiations with Salix included consideration of a contingent value with respect to Ruconest that shareholders are being deprived of in the Proposed Acquisition.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

123. Similarly, the adjusted cash flows and DCF results on an unadjusted basis should be disclosed. (14D-9 at 30). Shareholders need this information to determine the value of Santarus and its future growth particularly since there is no contingent right to any products in the Proposed Acquisition. Shareholders will be deprived of the Company’s future growth as a result of the Proposed Acquisition, and therefore must be fully and fairly informed in deciding whether to tender their shares.

124. The financial analysis also does not disclose the tax rate assumed, the assumptions and reason for a relatively high weighted average cost of capital (“WACC”) at 12%—16% and whether the Company’s net operating losses were included in the calculation. This is particularly significant as Stifel’s “sell-side” analyst applies a 9.5% discount rate to Santarus in its valuation analyses far less than what Stifel applied in connection with its Fairness Opinion. This information is important to shareholders to determine the Company’s value and whether the Proposed Acquisition is a fair value to them.

125. The 14D-9 also fails to disclose any fees paid to Stifel over the past two years and whether Stifel performed any services for Salix. Similarly, given Jefferies dual-role in underwriting the Cosmo Offering in May 2013 and advising Salix and financing the Proposed Acquisition, disclosures are necessary regarding any fees paid to Jefferies by Santarus in the Cosmo offering and as part of the Proposed Acquisition. This information is especially important to understand any conflicts that may exist in the Proposed Acquisition.

126. The Company’s projections disclosed for the years 2013 to 2020 do not indicate when these projections were prepared or if they were probability adjusted like the DCF analysis. The documents also fail to disclose earnings per share, net operating loss and unlevered cash flow for management’s projections. This information is material to shareholders so they can determine the future growth expected of the Company in deciding whether they should tender their shares in the Proposed Acquisition.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty

Against the Individual Defendants

127. Plaintiff repeats and realleges each allegation above as if fully set forth herein.

128. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Santarus and have acted to put their personal interests ahead of the interests of Santarus’ shareholders.

129. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.

130. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Santarus’ shareholders. Defendants Santarus and Salix directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other holders of Santarus stock.

131. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Santarus because, among other reasons:

(a) they failed to properly value Santarus; and

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.

132. Because the Individual Defendants dominate and control the business and corporate affairs of Santarus, and are in possession of private corporate information concerning Santarus’ assets, business and future prospects, there exists a significant imbalance and disparity of knowledge and economic power between them and the public shareholders of Santarus. This makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of the Company’s public shareholders.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

133. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

134. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury as a result of Defendants’ self-dealing.

135. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Acquisition.

136. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

137. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Santarus, Salix Pharmaceuticals Ltd., Salix Pharmaceuticals, Inc. and

Willow Acquisition Sub Corporation

138. Plaintiff repeats and realleges every allegation above as if fully set forth herein.

139. Defendants Santarus, Salix Pharmaceuticals Ltd., Salix Pharmaceuticals, Inc., and Willow Acquisition Sub Corporation aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Santarus, including Plaintiff and the members of the Class.

140. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set forth herein.

141. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

142. Santarus, Salix, Salix Pharmaceuticals, Inc. and Willow colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

143. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Santarus’ shareholders;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

DATED: December 13, 2013	MILBERG LLP

/s/ David E. Azar
DAVID E. AZAR

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

dazar@milberg.com

300 South Grand, Suite 3900

Los Angeles, California 90071

Tel:    (213) 617-1200

Fax:   (213) 617-1975

MILBERG LLP

KENT A. BRONSON

JESSICA J. SLEATER

kbronson@milberg.com

jsleater@milberg.com

One Pennsylvania Plaza, 49th Floor

New York, New York 10119

Tel:    (212) 594-5300

Fax:   (212) 868-1229

Attorneys for Plaintiff

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

DECLARATION OF SERVICE BY ONE LEGAL AND/OR MAIL

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1. That declarant is and was, at all times herein mentioned, employed in the County of Los Angeles, over the age of 18 years, and not a party to or interest in the within action; that declarant’s business address is One California Plaza, 300 South Grand Avenue, Suite 3900, Los Angeles, California 90071-3149.

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/s/ Dana Powers
DANA POWERS

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW